450 Gears Road Suite 860 Houston, TX 77067 Phone: 713-528-1881 Fax: 713-337-1510

November 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Lucas Energy, Inc.
Registration Statement on Form S-3 (File No. 333-214085)

Acceleration Request
Requested Date: November 10, 2016
Requested Time: 4:00 p.m. (Eastern Time)

Ladies and Gentlemen:

As you know, Lucas Energy, Inc. (the “Company”) did not utilize its request for acceleration of effectiveness previously submitted on October 26, 2016 to the Staff of the Securities Exchange Commission (the “Commission”). Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby now request that the Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on behalf of the Company to become effective on the “Requested Date” at the “Requested Time” set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

LUCAS ENERGY, INC.

By:	/s/ Anthony C. Schnur
Anthony C. Schnur
Chief Executive Officer